                                                                                              Exhibit 12.1

CHARTER COMMUNICATIONS HOLDINGS, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Six Months Ended June 30,
	2007	2006

Earnings
Loss from Operations before Minority Interest and Income Taxes	$(581)	$(740)
Fixed Charges	909	911

Total Earnings	$328	$171

Fixed Charges
Interest Expense	$893	$889
Amortization of Debt Costs	13	18
Interest Element of Rentals	3	4

Total Fixed Charges	$909	$911

Ratio of Earnings to Fixed Charges (1)	-	-

(1) Earnings for the six months ended June 30, 2007 and 2006 were insufficient to cover fixed charges by $581 million and $740 million, respectively. As a result of such deficiencies, the ratios are not presented above.